

December 18, 2013

Via E-mail
Mr. Robert O. Kraft
Senior Vice President and Chief Financial Officer
Omnicare, Inc.
900 Omnicare Center
201 E. Fourth Street
Cincinnati, Ohio 45202

> **Re:** **Omnicare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-08269**

Dear Mr. Kraft:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 10-Debt, page 54

1. Please provide us your analysis with reference to authoritative literature demonstrating that your accounting for the April 3, 2012 debt exchange, whereby you retired $256.9 million of outstanding 2025 Notes in exchange for issuance of $390 million of 2042 Notes complies with GAAP. In your response also:
   - Provide us the calculation of the $33.3 million loss on this exchange and the related $54.5 million reduction of paid in capital;

- Provide us the journal entries you used to record this transaction; and
- Tell us your accounting treatment for the carrying value of the equity component related to the convertible securities disclosed in the table on page 60 including how those amounts were calculated and where the amounts are classified in your financial statements. Refer us to the accounting literature upon which you have relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant